Mail Stop 03-08


									June 20, 2005


Mr. Anthony C. Dike
Chairman and Chief Executive Officer
Meridian Holdings, Inc.
900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90017


      RE:		   Meridian Holdings, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed May 16, 2005
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
	File No. 000-30018


Dear Mr. Dike:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4
1. You indicate that you recorded a $30,687,926 judgment award in the
second quarter of 2004.  Tell us your basis in GAAP for
recognizing
income and an asset from this gain contingency prior to the
receipt
of the cash. Refer to paragraph 17 of SFAS 5. Additionally, you disclose in Note 14 that you impaired the asset for $30,337,926 in the fourth quarter. Explain to us why it is appropriate to continue to record the remaining $350,000 as a gain contingency when you indicate that there is only a reasonable likelihood that it will be collected.  Tell us specifically the authoritative GAAP guidance that
supports your position. Additionally, you state that you will continually test this asset for impairment in the future in accordance with SFAS 121. Please note that SFAS 121 was superseded by SFAS 144, effective for financial statements issued for fiscal years beginning after December 15, 2001, and that neither statement applied or currently applies to financial instruments such as receivables or settlements due from third parties. Please refer to
paragraph 5 of SFAS 144.   SFAS 144 addresses financial accounting
and reporting for the impairment of long-lived assets not "long-term assets." Furthermore, if you are able to support your position that recording the gain and corresponding receivable was appropriate in the second quarter, then you should evaluate the collectibility as described in paragraphs 22 and 23 of Appendix A to SFAS 5.

Consolidated Statements of Cash Flows, page F-6
2. Your cash flow statement for the year ended December 31, 2004 does
not foot mathematically and there appears to be error(s) within the
cash flows from operating activities section.   Please explain and
amend your filing accordingly.
3. Please explain why the change in the current portion of long-term debt is presented within cash flows from operating activities. Refer to paragraph 18 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Equity Method, page F-7
4. Please tell us and revise your future filings to disclose the current ownership percentages of your investments accounted for under the equity method. Additionally, tell us how you accounted for the losses of CGI in 2004. It appears that you have not reflected an adjustment of the carrying amount of your investment on your balance sheet or recorded your portion of the loss within the statement of operations. Furthermore, in light of the apparent inability of CGI to generate revenues or positive operating income tell us how you determined that the fair value of your investment exceeds the carrying value and that a loss in value of your investment has not occurred. Please be detailed in your response. Refer to paragraphs
6b, 19h and 20a of APB 18.

Note 8 - Income Taxes, page F-10
5. You indicate that your income tax provisions for both years are not significant and therefore have been included with general and administrative expenses. Tell us your basis in GAAP for your accounting and also explain in detail your materiality assessment. Additionally, tell us why you did not address the disclosure requirements of paragraphs 45-48 of SFAS 109.

Note 10 - Stock Option Plan, page F-11
6. You indicate that no stock option was exercised in 2004; however, your summary table indicates that 5,000,000 options were exercised.
We assume this may be an inadvertent error in light of the fact there are no cash proceeds recorded on your statement of cash flows for the year ended December 31, 2004. Additionally, your rollforward for 2004 does not foot mathematically and it appears the outstanding amount at the beginning of 2004 does not agree to the outstanding amount at the end of 2003. Please explain and revise accordingly.
7. It appears that you are not using a volatility assumption to estimate the fair value of options granted. Please advise. Refer to paragraph 19 and Appendix F of SFAS 123 for additional guidance on calculating historical volatility.

Item 8a.  Controls and Procedures, page 13
8. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise your Form 10-KSB and subsequent Form 10-QSB accordingly.
9. You state that there were no "significant" changes in your internal controls or in other factors that could significantly affect these controls "subsequent to the date of your evaluation." However,
Item 308(c) of Regulation S-B requires that you disclose "any change" in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred "during the most recent fiscal quarter" that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Revise your disclosure in your Form 10-KSB and subsequent Form 10-
QSB
accordingly.
10. Please revise your Form 10-KSB and subsequent Form 10-QSB to reference the appropriate Rule of the Exchange Act, Rule 13a-15(c), not 13a-14.
11. Your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in the Company`s periodic filings with the Commission." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please refer to Exchange Act Rule 13a-15(e). This comment will also require revision to your Form 10-QSB for the fiscal quarter ended March 31,
2005.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheets, page 3
12. Please explain why the reserve for incurred but not reported claims did not change between December 31, 2004 and March 31, 2005.
We would expect the estimate to be revised at least quarterly.

Consolidated Statements of Cash Flows, page 5
13. Please explain why the change in your line of credit is
presented
within cash flows from operating activities.  Refer to paragraph
18
and 19 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1 General




Revenue Recognition, page 7
14. Please revise your filing to enhance your revenue recognition policy to discuss how you recognize risk pool and fee for service revenues.

Management`s Discussion and Analysis

Results of Operations, page 14
15. Please revise your filing to explain the significant increase in fee for service revenues. Your reference to clinic operations is not sufficient in this regard. Refer to SEC Release No. 33-8350 for guidance.
16. Please revise your filing to explain the nature and amount of the reclassification discussed in the Cost of Revenue section. It is unclear by how much the reclassification impacted the change in cost of revenue.

 Item 3.  Controls and Procedures, page 16
17. The date of your evaluation and also the conclusion as to the effectiveness of your disclosure controls and procedures are not as of March 31, 2005. You indicate that the evaluation occurred as of
September 30, 2004 and you concluded that the company`s disclosure controls and procedures were effective as of June 30, 2004.
Please
amend your Form 10-QSB and revise your controls and procedures accordingly.


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Anthony Dike
Meridian Holdings, Inc.
June 20, 2005
Page 1